                             FC BANC CORP. AND SUBSIDIARY

                                   BUCYRUS, OHIO

                     Notes to Consolidated Financial Statements
______________________________________________________________________________

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation
The consolidated financial statements include the accounts of FC Banc Corp. and its wholly-owned subsidiary, The Farmers Citizens Bank. All material inter-company balances and transactions have been eliminated in consolidation.

Nature of Operations
The Bank provides a variety of financial services to individuals and corporate customers, through its three branches in Bucyrus, Ohio, which is primarily a small business and agricultural area. The Bank's primary source of revenue is interest and fee income on loans.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of real estate. In connection with the determination of the estimated losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties.

A majority of the Bank's loan portfolio consist of commercial and residential mortgage loans in the Crawford County, Ohio area. The regional economy depends heavily on the agricultural industry. Accordingly, the ultimate collectibility of a substantial portion of the Bank's loan portfolio and the recovery of a substantial portion of the carrying amount of foreclosed real estate are susceptible to changes in local market conditions.

While management uses available information to recognize losses on loans and foreclosed real estate, further reductions in the carrying amounts of loans and foreclosed assets may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans and fore-closed real estate. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowances for losses on loans and foreclosed real estate may change materially in the near term. However the amount of the change that is reasonably possible cannot be estimated.

Investment Securities
All investment securities are classified as available-for-sale. Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a net amount in a separate component of shareholders' equity until realized. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. The amortization of premiums and the accretion of discounts are recognized in interest income using methods approximating the interest method over the period of maturity.

Declines in the fair value of individual securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses.

Loans
Loans are stated at unpaid principal balances, less the allowance for loan losses and unearned discounts.

Unearned discounts on installment loans are recognized as income over the term of the loans using a method that approximates the interest method.

Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance. Interest income on other nonaccrual loans is not recognized until all principal payments have been made in full.

The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions and other risks inherent in the portfolio. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by and reduced by charge-offs, net of recoveries.

Premises and Equipment
Land is carried at cost. Other premises and equipment are recorded at cost and are depreciated on the straight-line method. Depreciation is provided over the estimated useful lives of the respective assets.

Foreclosed Real Estate
Foreclosed real estate includes both formally foreclosed property and in-
substance foreclosed property.   In-substance foreclosed properties are those
properties for which the institution has taken physical possession, regardless of whether formal foreclosure proceedings have taken place.

At the time of foreclosure, foreclosed real estate is recorded at the lower of the carrying amount or fair value less cost to sell, which becomes the property's new basis. Any write-downs based on the asset's fair value at date of acquisition are charged to the allowance for loan losses. After foreclosure, these assets are carried at the lower of their new cost basis or fair value less cost to sell. Costs incurred in maintaining foreclosed real estate and subsequent adjustments to the carrying amount of the property are included in income (loss) on foreclosed real estate.

Income Taxes
Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of available-for-sale securities, allowance for loan losses, income on nonaccrual loans, accumulated depreciation, deferred compensation, and accretion income for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Pension Plan
The Bank has a pension plan covering substantially all employees. It is the policy of the Bank to fund the maximum amount that can be deducted for federal income tax purposes but in amounts not less than the minimum amounts required by law.

Statements of Cash Flows
The Bank considers all cash and demand amounts due from depository institutions, interest-bearing deposits in other Banks, and federal funds sold to be cash equivalents for purposes of the statements of cash flows. The following is supplemental information supporting the statements of cash flows for the years ended December 31, 1996, 1995 and 1994, respectively:

                                                 (Dollars in thousands)
                                                1996        1995       1994
                                                ____        ____       ____
Cash paid during the year for interest          $2,304      $2,423     $2,271
Cash paid during the year for income taxes        (106)        165        265


Fair Values of Financial Instruments
Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Statement No. 107 excluded certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Bank.

The following methods and assumptions were used by the Bank in estimating its fair value disclosures for financial instruments:

  Cash and cash equivalents: The carrying amounts reported in the balance sheets for cash and cash equivalents approximate those assets' fair values.

  Investment securities: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

  Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans (for example, fixed rate commercial real estate and rental property mortgage loans and commercial and industrial loans) are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics. Fair values for impaired loans are extimated using discounted cash flow flow analysis or underlying collateral values, where applicable. The carrying amount of accrued interest receivable approximates its fair value.

  Deposits: The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate, fixed-term money-market accounts and certificates of deposit approximate their fair values. Fair values for fixed -rate certificates of deposit are estimates using a discounted cash flow calculation that applies interest rates currently offered on certificates to a schedule of aggregated contractual expected monthly maturities on time deposits. The carrying amount of accrued interest pay-able approximates fair value.

  Short-term borrowings: The carrying amounts of short-term borrowings approximate their fair values.

Postretirement Benefits
Postretirement health care and life insurance benefits are charged to salaries and employee benefits expense when paid. In December, 1990, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards
(SFAS) No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. Under SFAS No. 106, beginning in 1995, postretirement benefits other than pensions were accounted for in a manner similar to current standards for accounting for pensions. SFAS No. 106 requires that the accumulated postretire-ment benefit obligation be either charged in the income statement as a cumulative effect of a change in accounting in the period of adoption or delayed and amortized over future periods as part of future postretirement benefits costs.

Net Income Per Share of Common Stock
Net income per share of common stock is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period.

Off-Balance Sheet Financial Instruments
In the ordinary course of business the Bank has entered into off balance sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable.

Advertising
Advertising costs are changed to operations when incurred.

Reclassifications
Certain amounts in 1994 and 1995 have been reclassified to conform with the 1996 presentation.



NOTE B - RESERVE BALANCE REQUIREMENTS

The Bank is required to maintain certain cash and due from bank reserve balances daily in accordance with regulatory requirements. The balance maintained under such requirements was $641,000 at December 31, 1996.



NOTE C - INVESTMENT SECURITIES

Investment securities have been classified according to management's intent. The amortized cost of securities and their approximate fair values are as follows:

Securities available-for-sale
_____________________________
                                          (Dollars in thousands)

                              December 31, 1996                               December 31, 1995
                  __________________________________________      __________________________________________
                                Gross       Gross                               Gross       Gross
                  Amortized   Unrealized  Unrealized   Fair       Amortized   Unrealized  Unrealized   Fair
                    Cost        Gains       Losses     Value        Cost        Gains       Losses     Value
                    ____        _____       ______     _____        ____        _____       ______     _____
U.S.
government
& federal
agencies          $24,239      $ 39        $(349)      $23,929    $23,757      $ 93        $(306)      $23,544

State & local
governments         6,887        88          (25)        6,950      9,423       123          (55)        9,491

Corporate debt
securities          1,239         1            0         1,240        756         3            0           759

Equity
securities              9         0            0             9          9         0            0             9
                  _______      ____        _____       _______    _______      ____        _____       _______
                  $32,374      $128        $(374)      $32,128    $33,945      $219        $(361)      $33,803
                  _______      ____        _____       _______    _______      ____        _____       _______

The following is a summary of maturities of securities as of December 31, 1996:

                                                    (Dollars in thousands)

Amounts maturing in:                               Amortized      Fair
                                                     Cost         Value
                                                     ____         _____
One year or less                                    $ 4,265        $ 4,238
After one year through five years                    14,924         14,893
After five years through ten years                    8,661          8,613
After ten years                                       4,515          4,375
Equity securities                                         9              9
                                                    _______        _______
                                                    $32,374        $32,128
                                                    _______        _______

The amortized cost and fair value of mortgage-backed securities are presented by contractual maturity in the preceding table. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

During 1996, the Bank sold securities for total proceeds of approximately

$2,420,000 resulting in gross realized gains of approximately $2,000 and gross realized losses of approximately $15,000. During 1995 the Bank sold securities for total proceeds of approximately $4,042,000, resulting in gross realized gains of approximately $15,000 and gross realized losses of approx-imately $12,000. During 1994 the Bank sold securities for total proceeds of approximately $7,515,000, resulting in gross realized gains of approximately $59,000 and gross realized losses of approximately $21,000.

There were no securities transferred between classifications during 1996. In 1995, debt securities with an amortized cost of $8,278,000 were transferred from held-to-maturity to available-for-sale because of favorable state tax treatment on securities classified ad available-for-sale. The securities had an unrealized loss of approximately $72,000. There were no securities trans-ferred between classification during 1994.

Investment securities with a carrying amount of approximately $6,900,000 and $8,497,000 were pledged to secure deposits as required or permitted by law at December 31, 1996 and 1995, respectively.



NOTE D - LOANS

Loans at December 31, 1996 and 1995 are summarized as follows:

                                                  (Dollars in thousands)

                                                    1996             1995
                                                    ____             ____
Commercial                                         $12,749          $13,449
Real estate construction                             1,168              994
Commercial real estate                               7,440            3,981
Residential real estate, including farmland         14,002           11,032
Consumer                                             5,356            6,345
Term federal funds sold                                  0            1,000
Tax-exempt                                             315              378
Other                                                   13                1
                                                   _______          _______
                                                    41,043           37,180
Unearned discounts on installment loans                  0               (1)
Allowance for loans losses                          (1,263)          (1,297)
                                                   _______          _______
     Total                                         $39,780          $35,882
                                                   _______          _______

An analysis of the allowance for loan losses is as follows:

                                             (Dollars in thousands)

                                      1996            1995            1994
                                      ____            ____            ____
Balance, beginning of year           $1,297          $1,600          $  618
Loans charged off                      (116)           (574)           (139)
Recoveries                                8              67             106
Provision for losses                      0             204           1,015
                                     ______          ______          ______
Balance, end of year                 $1,263          $1,297          $1,600
                                     ______          ______          ______

At December 31, 1996 and 1995, the total recorded investment in impaired loans, all of which had allowances determined in accordance with SFAS No. 114 and No. 118, amounted to approximately $1,340,000 and $1,151,000, respectively.
The average recorded investment in impaired loans amounted to approximately $1,245,00 and $1,588,000 for the years ended December 31, 1996 and 1995, respectively. The allowance for loan losses related to impaired loans amounted to approximately $372,000 and $259,000 at December 31, 1996 and 1995, respectively. Interest income on impaired loans of $139,000 and $85,000 was recognized for cash payments received in 1996 and 1995, respectively.

The Bank has no commitments to loan additional funds to the borrowers whose loans have been classified as impaired.

In the ordinary course of business, the Bank has and expects to continue to have transactions, including borrowings, with its officers, directors, share-holders, and their affiliates. In the opinion of management, such transactions were on substantially the same terms, including interest rates and collateral, as those prevailing at the time of comparable transactions with other persons and did not involve more than a normal risk of collectibility or present any other unfavorable features to the Bank. Loans to such borrowers are summarized as follows:

                                            (Dollars in thousands)
Balance, December 31, 1995                         $3,118
New loans                                           4,921
Payments                                           (4,293)
                                                   ______
Balance, December 31, 1996                         $3,746
                                                   ______

No loans were transferred to foreclosed real estate in 1996, 1995 or in 1994.



NOTE E - PREMISES AND EQUIPMENT

A summary of premises and equipment at December 31, 1996 and 1995 follows:

                                                   (Dollars in thousands)

                                                   1996              1995
                                                   ____              ____
Land                                              $   221           $   219
Buildings and improvements                          1,116               921
Furniture, fixtures, and equipment                  1,628             1,684
Construction in process                                21                13
                                                  _______           _______
                                                    2,986             2,837
Accumulated depreciation and amortization          (1,510)           (1,431)
                                                  _______           _______
Total                                             $ 1,476           $ 1,406
                                                  _______           _______


NOTE F - CASH SURRENDER VALUE OF LIFE INSURANCE

The Bank is the beneficiary of insurance policies on the lives of four of its past or present officers. At December 31, 1996 and 1995, there were no notes payable to the insurance company.



NOTE G - DEPOSITS

Deposit account balances at December 31, 1996 and 1995, are summarized as follows:

                                              (Dollars in thousands)

                                               1996                  1995
                                               ____                  ____
                                         Amount       %        Amount       %
                                         ______     _____      ______     _____
Non-interest bearing checking accounts   $11,296     16.1%     $10,766     15.4%
Now and money market accounts             12,397     17.7       13,609     19.1
Savings accounts                          20,208     28.8       21,541     30.3
Certificates of deposit                   26,173     37.4       24,975     35.2
                                         _______    _____      _______    _____
                                         $70,074    100.0%     $70,891    100.0%
                                         _______    _____      _______    _____

The aggregate amount of short-term jumbo certificates of deposit with a minimum denomination of $100,000 was approximately $4,469,000 and $2,210,000 at December 31, 1996 and 1995.

At December 31, 1996, scheduled maturities of certificates of deposit are as follows:

                                         (Dollars in thousands)
1997                                              $21,467
1998                                                4,135
1999                                                  529
2000                                                   32
2001 and thereafter                                    10
                                                  _______
                                                  $26,173

The Bank held deposits of approximately $688,000 for related parties at December 31, 1996.

Overdrawn demand deposits reclassified as loans totaled $13,000 and $5,000 at December 31, 1996 and 1995, respectively.



NOTE H - BORROWED FUNDS

Borrowed funds balances at December 31, 1996 and 1995 are summarized as follows:

                                                         (Dollars in thousands)

                                                            1996          1995
                                                            ____          ____
Securities sold under agreement to repurchase and
    federal funds purchased                                $    0        $1,525
Note payable                                                  119             0
                                                           ______        ______
                                                           $  119        $1,525
                                                           ______        ______

Securities sold under agreement to repurchase generally mature within one to four days from the transaction date. The securities underlying the agreements were maintained under the Bank's control at all times. The following applied during 1996 and 1995 for securities sold under agreement to repurchase and federal funds purchased:

                                                    (Dollars in thousands)

                                                       1996          1995
                                                       ____          ____
Interest rates at year end                              0.00%        3.23%
Highest month end amount outstanding during the year    2,375        2,898
Average amount outstanding during the year                405        2,112
Average rate of interest paid during the year           5.19%        3.25%

Securities underlying the agreements at year end:
    Carrying value                                     $    0       $2,974
    Market value                                       $    0       $2,975


The notes payable had a weighted average interest rate of 4.72% at December 31, 1996. The future annual principal payment on the notes payable are as follows:

                                         (Dollars in thousands)
     1997                                         $ 43
     1998                                           38
     1999                                           38
                                                  ____
                                                  $119
                                                  ____

NOTE I - FEDERAL INCOME TAXES

The Bank and Subsidiary file a consolidated federal income tax return. The consolidated provision for income taxes for 1996, 1995 and 1994 consists of the following:

                                              (Dollars in thousands)

                                       1996            1995            1994
                                       ____            ____            ____
Current federal tax expense            $ 160           $  (4)          $ 192
Deferred federal tax expense             (20)            (30)           (308)
                                       _____           _____           _____
                                       $ 140           $ (34)          $(116)
                                       _____           _____           _____

The provision for federal income taxes differs from that computed by applying federal statutory rates to income before federal income tax expense, as indicated in the following analysis:

                                                               (Dollars in thousands)
                                                   1996                 1995              1994
                                                   ____                 ____              ____
                                              Amount     %         Amount     %      Amount     %
                                              ______   _____       ______   _____    ______   _____
Expected tax provision at a 34% rate          $ 279     34.0%      $ 170     34.0%   $  75     34.0%
Effect of tax-exempt income on municipals      (142)   (17.3)       (165)   (33.1)    (198)   (90.4)
Life insurance income                           (25)    (3.0)        (16)    (3.2)     (19)    (8.7)
Interest and other non-deductible expenses       19      2.3          22      4.4       28     12.8
Other, net                                        9      1.0         (45)    (8.9)      (2)     (.7)
                                              _____     ____       _____     ____    _____     ____
                                              $ 140     17.0%      $ (34)    (6.8%)  $(116)   (53.0%)
                                              _____     ____       _____     ____    _____     ____

The components of the deferred tax assets and liabilities consisted of the following at December 31:

                                                     (Dollars in thousands)

                                                      1996             1995
                                                      ____             ____
Unrealized loss on securities available-for-sale     $  82            $  47
Allowance for loan losses                              288              299
Nonaccrual loan interest                                60               41
Deferred compensation                                   89               51
Alternate minimum tax credit                            90               91
                                                     _____            _____
     Deferred tax assets                               609              529
                                                     _____            _____
Security accretion                                      (9)              (8)
Accumulated depreciation                               (79)             (54)
                                                     _____            _____
     Deferred tax liabilities                          (88)             (62)
                                                     _____            _____
     Net deferred tax asset                          $ 521            $ 467
                                                     _____            _____



NOTE J - DIVIDEND RESTRICTION

The Bank as State Bank is subject to the dividend restrictions set forth by the State Division of Financial Institutions. Under such restrictions, the bank may not, without the prior approval of the State Division of Financial Institutions, declare dividends in excess of the sum of the current year's earnings (as defined) plus the retained earnings (as defined) from the prior two years. The dividends as of December 31, 1996, that the Bank could declare, without the approval of the State Division of Financial Institutions, amounted to approximately $1,032,000.

NOTE K - PENSION PLAN

In 1989, the Bank initiated a 401K retirement savings plan, with all employees eligible for inclusion in the plan. Participants may make salary savings contributions up to 15% of the compensation, a portion of which will be matched by the Company. Contributions by the Farmers Citizens Bank charged to operations were $20,000, 20,000 and $18,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

The Bank also has a profit sharing plan that covers employees who have one year of service and have attained the age of 21. Contributions to the plan are at the discretion of the Board of Directors. During 1996, 1995 and 1994, contributions to the plan charged to operations were $0, $95,000 and $85,000, respectively.



NOTE L - POSTRETIREMENT BENEFITS

The Company sponsors two defined benefit postretirement plans. One plan provides health care coverage and the other provides life insurance benefits. Both plans are noncontributory. The Company's funding policy is to contribute as billed with their normal health care plan. For 1996 and 1995, the aggregate contributions were $1,000 and $13,000, respectively.

The following table sets forth the plan's funded status reconciled with the amount shown in the Company's balance sheet at December 31, 1996 and 1995:

                                                        (Dollars in thousands)

                                                         1996            1995
                                                         ____            ____
Accumulated postretirement benefit obligation:
    Retirees                                            $(258)          $(204)
    Fully eligible active plan participants                 0            (117)
 Other active plan participants                           (69)           (220)
                                                        _____           _____
                                                         (327)           (541)
                                                        _____           _____
Plan assets at fair value                                   0               0
                                                        _____           _____
Accumulated postretirement benefit
    obligation in excess of plan assets                  (327)           (541)
Unrecognized net loss from past experience
    different from that assumed and effects of
       any changes in assumptions                          42              90
Unrecognized transition obligation,
    net of amortization                                   157             393
                                                        _____           _____
Accrued postretirement cost in the
      balance sheet                                     $(128)          $ (58)
                                                        _____           _____

Postretirement expense for 1996 and 1995 includes the following components:

                                                       (Dollars in thousands)

                                                        1996            1995
                                                        ____            ____
Service cost                                            $ 31            $ 18
Interest cost on accumulated benefit obligation           37              32
Amortization of transition obligation over 20 years       23              21
                                                        ____            ____
Net periodic postretirement expense                     $ 91            $ 71
                                                        ____            ____

The health care cost trend rate assumption has a significant effect on the amounts reported. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1996 by $7,000 and the aggregate of the service and interest cost components of postretirement expense for the year then ended by $1,000.

For measurement purposes, a 11.0% and 9.50% annual rate of increase in the per capita cost of covered health care benefits for those under and over 65, respectively, was assumed for 1996, the rate was assumed to decrease gradually to 5.5% at 2005 and remain at that level thereafter.

The weighted average discount rate used in determining the accumulated post retirement benefit obligation was 7.25%.



NOTE M - REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by its primary federal regulator, the Federal Deposit Insurance Corporation
(FDIC). Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators that, if undertaken, could have a direct material affect on the Bank and the con-solidated financial statements. Under the regulatory capital adequacy guide-lines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

Qualitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of: total risk-based capital and Tier I capital to risk-weighted assets (as defined in the regula-tions), and Tier I capital to adjusted average assets (as defined). As dis-cussed in greater detail below, as of December 31, 1996, the Bank meets all of the capital adequacy requirements to which it is subject.

As of December 31, 1996, the most recent notification from the FDIC, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized, the Bank has to maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since the most recent notification that management believes have changed the Bank's category.

                                                    (Dollars in thousands)

                                                                                           To Be Well
                                                                                        Capitalized Under
                                                                  For Capital           Prompt Corrective
                                         Actual                Adequacy Purposes        Action Provisions
                                   ___________________        ___________________       ___________________
                                   Amount       Ratio         Amount       Ratio        Amount       Ratio
                                   ______       ______        ______       ______       ______       ______
As of December 31, 1996:
 Total Risk-Based Capital
   (to Risk Weighted Assets)       $11,228       23.1%        $ 3,882        8.0%       $ 4,852       10.0%
 Tier I Capital
   (to Risk Weighted Assets)        10,613       21.9           1,941        4.0          2,912        6.0
 Tier I Capital
   (to Average Assets)              10,613       13.1           3,239        4.0          4,049        5.0

As of December 31, 1995:
 Total Risk-Based Capital
   (to Risk Weighted Assets)       $11,221       23.1%        $ 3,759        8.0%       $ 4,699       10.0%
 Tier I Capital
   (to Risk Weighted Assets)        10,625       21.9           1,880        4.0          2,912        6.0
 Tier I Capital
   (to Average Assets)              10,625       13.1           3,259        4.0          4,074        5.0


NOTE N - COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Bank has various outstanding commitments and contingent liabilities that are not reflected in the accompanying consoli-dated financial statements. The principal commitments of the Bank are as follows:

The Bank had outstanding commitments to originate loans as follows:

                                             (Dollars in thousands)

                                              1996            1995
                                              ____            ____
Home equity lines of credit                  $  557          $  369
Credit card lines                             1,045             959
Other loan commitments                        2,253           2,635
                                             ______          ______
                                             $3,855          $3,963

Commitments under standby letters of credit totaled approximately $761,000 and $665,000 at December 31, 1996 and 1995, respectively (see NOTE O).

In addition, the Bank periodically is a defendant in various legal proceedings arising in connection with its business. It is the best judgment of management that neither the financial position nor results of operations of the Bank will be materially affected by the final outcome of these legal proceedings.



NOTE O - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated statements of financial condition.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments (see NOTE N). The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount and type of collateral obtained, if deemed necessary by the Bank upon extension of credit, varies and is based on management's credit evaluation of the counterparty.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Standby letters of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank's policy for obtaining collateral, and the nature of such collateral, is essentially the same as that involved in makeing commit-ments to extend credit.

The Bank has not been required to perform on any financial guarantees during the past two years. The Bank has not incurred any losses on its commitments in either 1996 or 1995.

The Bank had due from bank balances in excess of $100,000 with the following correspondent bank as of December 31, 1996:

                                        (Dollars in thousands)
Federal Reserve Bank                          $ 2,449

NOTE P - FAIR VALUES OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments are as follows:

                                            1996                      1995
                                    ____________________      ____________________
                                    Carrying       Fair       Carrying       Fair
                                    Amount         Value      Amount         Value
                                    ______         _____      ______         _____
Financial assets:
  Cash and cash equivalents         $ 5,057       $ 5,057     $ 9,529       $ 9,529
  Investment securities              32,128        32,128      33,803        33,803
  Loans                              39,780        39,728      35,882        36,129
  Accrued interest receivable           837           837         769           769
  Cash surrender value of life
    insurance                         1,476         1,476       1,326         1,326

Financial liabilities:
  Deposits                           70,074        70,110      70,891        70,954
  Borrowed funds                        119           119       1,525         1,525
  Accrued interest payable              186           186         212           212

The carrying amounts in the preceding table are included in the balance sheet under the applicable captions. The contract or notional amounts of the Bank's financial instruments with off-balance-sheet risk are disclosed in NOTE N.
No derivatives were held by the Bank for trading purposes. It is not practi-cable to estimate the fair value of Federal Reserve Bank stock because it is not marketable. The carrying amount of that investment in reported in the consolidated balance sheets.



NOTE Q - OTHER EXPENSE

Components of other expense included in the consolidated statements of income for the years ended December 31, 1996, 1995 and 1994 were as follows:

                                              (Dollars in thousands)

                                          1996         1995         1994
                                          ____         ____         ____
Advertising & public relations            $   91       $   88       $   98
FDIC insurance                                21           91          156
Directors fees                                84           53           58
Legal and professional                       217          162           23
State taxes                                  158          164          163
Supplies                                      99           99           80
Other                                        347          383          350
                                          ______       ______       ______
Total                                     $1,017       $1,040       $  928
                                          ______       ______       ______

NOTE R - CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

                                                   Condensed balance sheets
                                                   ________________________

                                                    (Dollars in thousands)

                                                          December 31,
                                                     1996             1995
                                                     ____             ____
Assets
  Cash and due from banks                            $    48          $     9
  Investment in subsidiary                            10,449           10,530
  Other assets                                           170              221
                                                     _______          _______
  Total assets                                       $10,667          $10,760
                                                     _______          _______
Shareholders' equity                                 $10,667          $10,760
                                                     _______          _______
                                                          Condensed statements of income

                                                             (Dollars in thousands)

                                                             Year ended December 31,
                                                      1996             1995            1994
                                                      ____             ____            ____
Income
  Dividends from subsidiary                          $   726          $   604         $   458
Expenses
  Directors fees                                           8                5               5
  Legal and professional                                  22               41               9
  Supplies                                                 5                5               0
  Other                                                   15               13              11
                                                     _______          _______         _______
Total expenses                                            50               64              25

Income before income tax benefit
   and equity in undistributed net
   income of subsidiary                                  676              540             433

Income tax benefit                                        17               21               8
                                                     _______          _______         _______
                                                         693              561             441

Equity in undistributed net income of subsidiary         (12)             (28)           (106)
                                                     _______          _______         _______
Net income                                           $   681          $   533         $   335
                                                     _______          _______         _______

                                                          Condensed statements of cash flows
                                                          __________________________________
                                                                (Dollars in thousands)

                                                               Year ended December 31,
                                                     1996             1995             1994
                                                     ____             ____             ____
Operating activities
  Net income                                        $   681          $   533          $   335
  Adjustments to reconcile net
  income to net cash provided
  by operating activities:
     Change in other assets                              51             (166)              (9)
     Equity in undistributed income
        of subsidiary                                    12               28              106
                                                    _______          _______          _______
Net cash provided by operating activities               744              395              432
                                                    _______          _______          _______
Investing activities
  Purchase of subsidiary                                  0                0               30
                                                    _______          _______          _______
Financing activities
  Payments on long-term debt                              0                0              (70)
  Purchase of treasury stock                           (416)             (57)             (15)
  Redemption of common stock                              0                0               (7)
  Sale of treasury stock                                101               57               15
  Cash dividends paid                                  (390)            (389)            (383)
                                                    _______          _______          _______
Net cash used in financing activities                  (705)            (389)            (460)

Net increase in cash and due from banks                  39                6                2

Cash and due from banks at beginning of year              9                3                1
                                                    _______          _______          _______
Cash and due from banks at end of year              $    48          $     9          $     3
                                                    _______          _______          _______



NOTE S - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                           (Dollars in thousands, except per share data)
                                               1996
                          _______________________________________________
                             4th          3rd          2nd          1st
                             ___          ___          ___          ___
Interest income             $1,490       $1,401       $1,368       $1,360
Interest expense               556          561          573          587
Net interest income            934          840          795          773
Provision for loan loss          0            0            0            0
Security gains, net              1            0          (14)           0
Net income                     218          238           80          145
Earnings per share             .68          .73          .24          .44


                          (Dollars in thousands, except per share data)

                                              1995
                        _________________________________________________
                           4th          3rd          2nd           1st
                           ___          ___          ___           ___
Interest income           $1,437       $1,375       $1,365        $1,387
Interest expense             608          625          613           596
Net interest income          829          750          752           791
Provision for loan loss        0            0            0           204
Security gains, net            1            4           (2)            0
Net income                   147          161          148            77
Earnings per share           .46          .48          .44           .23
